Exhibit 99.1

Normal Course Issuer Bid - Share buy back program - Ad Hoc disclosure

Petro-Canada continues with its share buyback program. Last year Petro-Canada purchased 8.3 million shares, or just under 2% of outstanding shares, at a total cost of $346 MM. Under the current Normal Course Issuer Bid (NCIB) that runs until June 21, 2006, the Company has the ability to purchase up to 5% of its outstanding common shares. In January Petro-Canada announced the intention to use proceeds from the sale of its mature Syrian assets, barring unforeseen events, in its share buyback program over the coming months. The sale of the mature Syrian assets closed on January 31, 2006.

If you would like to track Petro-Canada’s share buyback program, you can do so by going to www.sedi.ca. SEDI is the "System for Electronic Disclosure by Insiders", a web site administered by the Canadian Securities Administrators. (Click on Access Public Filings, View Summary reports, Insider Transaction Detail, select "Insider company name", "Date of filing", 'Select Alls", view HHOOKER003). If you go to the web site you will see that in February, Petro-Canada purchased 4.6 million shares for cancellation at a cost of $250 MM.

As noted above, this filing is not a regularly scheduled disclosure and as such Petro-Canada may or may not provide further updates. Petro-Canada does file monthly disclosure of its NCIB purchases on SEDI for each month in which it makes any such purchases. That information is available on the SEDI web site and the information regarding Petro-Canada’s share purchases may be accessed as described above.